

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 28, 2018

Ashleigh Palmer
President & Chief Executive Officer
Provention Bio, Inc.
110 Old Driftway Lane
Lebanon, NJ 08833

Re: Provention Bio, Inc.
Amendment No. 4 to Registration Statement on Form S-1
Filed June 20, 2018
File No. 333-224801

Dear Mr. Palmer:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 18, 2018 letter.

Form S-1 Filed June 20, 2018

Clinical Evaluation of PRV-031, page 65

1.   We note your response to prior comment 1 and note the article contained at
        https://www.ncbi.nlm.nih.gov/pmc/articles/PMC3806608/. Please disclose all serious
        adverse events observed in Protégé and Protégé Encore, as opposed to the most common
        adverse event or those reported in at least two subjects.

Ashleigh Palmer
Provention Bio, Inc.
June 28, 2018
Page 2

MacroGenics Agreement, page 75

2.   Please revise your disclosure to quantify the aggregate third party obligations milestone payments you assumed pursuant to the Asset Purchase Agreement. These payments appear to constitute a portion of the purchase price you agreed to pay MacroGenics.

3.   We note your response to comment 2. With respect to the Ancillary Agreements that expire before the end of 2020, please confirm that your PRV-031 development efforts would not violate the other parties' intellectual property if not for these agreements. Additionally, confirm that you would be able to manufacture PRV-31 without violating the intellectual property rights of the party that licensed the cell line used in manufacturing if you did not assume the license.

        You may contact Keira Nakada at 202-551-3659 or Angela Connell at 202-551-3426 if you have questions regarding comments on the financial statements and related matters. Please contact Jeffrey Gabor at 202-551-2544 or Suzanne Hayes at 202-551-3675 with any other questions.

                                                Division of Corporation Finance
                                                Office of Healthcare & Insurance

cc: Michael J. Lerner, Esq.